UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 22 May 2019

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✔   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or "the Company")

RESULTS OF ANNUAL GENERAL MEETING OF GOLD FIELDS LIMITED HELD ON 21 MAY 2019 AND CHANGES TO THE DIRECTORS

Shareholders are advised that at the Annual General Meeting of Gold Fields Limited held on Tuesday 21 May 2019, the ordinary and special resolutions, as well as advisory endorsement of the company's remuneration policy, as set out in the notice of the annual general meeting dispatched to shareholders on 22 March 2019 were passed, on a poll, by the requisite majorities.

Details of the results of the voting are as follows:

Total issued share capital: 828 637 707
Total number of shares present/
represented including proxies at the meeting: 712 867 074

being 86% of the total votable shares

Ordinary resolutions	Number of shares voted	Shares voted for:	Shares voted against:	Shares abstained:
1.Re-appointment of auditors	712 218 458	712 000 398	218 060	648 616
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	99,97%	0,03%	0.08%
2.1 Re-election of a director: P Mahanyele-Dabengwa	710 585 666	710 227 935	357 731	2 281 408
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	99.95%	0,05%	0,28%
2.2 Re-election of a director: PA Schmidt	710 585 666	710 227 935	357 731	2 281 408
	% of total issued shares	% of total issued shares	% of total issued shares	% of total issued shares
	100%	99.81%	0.19%	0.27%
2.3 Re-election of	710 590 810	708 936 330	1 654 480	2 276 264

a director: A Andani				
	of total issued shares	% of total issued shares	% of total issued shares	% 0 of total issued shares
	100%	99.77%	0.23%	0.27%
2.4 Re-election of a director: PJ Bacchus	710 583 824	710 189 817	394 007	2 283 250
	%of total issued shares	%of total issued shares	%of total issued shares	%of total issued shares
	100%	99.94%	0.06%	0.28%
2.5 Re-election of a director: CE Letton	710 587 265	710 224 348	362 917	2 279 809
	of total issued shares	% of total issued shares	% of total issued shares	% of total issued shares
	100%	99.95%	0.05%	0.28%
3.1. Re-election of Audit Committee member: YGH Suleman	710 574 971	710 253 663	321 308	2 292 103
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	99.95%	0.05%	0.17%
3.2. Re-election of a member of the Audit Committee: A	710 579 088	710 286 588	292 500	2 287 986

Andani	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	99.96%	0.04%	0.28%
	710 575 006	710 243 593	331 413	2 292 068
3.3 Re-election of a member of the Audit Committee: PJ Bacchus	% of total issued shares	% of total issued shares	% of total issued shares	% of total issued shares
	100%	99.95%	0.05%	0.28%
3.4 Re-election of a member of the Audit Committee: RP Menell	710 566 482	708 371 964	2 194 518	2 300 592
	% of total issued shares	% of total issued shares	% of total issued shares	% of total issued shares
	100%	99.69%	0.31%	0.28%
4. Approval for the issue of authorised but unissued ordinary shares	710 567 955	678 971 175	31 596 780	2 299 119
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	99.55%	4.45%	0.28%

Special resolutions	Number of shares voted	Shares voted for:	Shares voted against:	Shares abstained:
1.Approval for the issuing of equity securities for cash	712 172 304	679 517 267	32 655 037	694 770
	% of total issued shares	% of total issued shares	% of total issued shares	% of total issued shares
	100%	95.41%	4.59%	0.08%
Advisory endorsement of the remuneration policy	708 760 682	638 472 384	70 288 298	4 106 392
	% of total	% of shares	% of	% of

	issued shares	voted	shares voted	shares voted
	100%	90.08%	9.92%	0.50%
Advisory endorsement of the implementation policy	711 528 240	648 511 017	62 984 084	1 371 973
	% of total issued shares	% of shares voted	% of shares voted	% of shares voted
	100%	91.15%	8.85%	0.17%
2. Approval for the remuneration of non-executive directors	711 528 240	708 228 123	3 300 117	1 338 834
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	99.54%	0.46%	0.16%
3. Approval for the Company to grant inter-group financial assistance in terms of section 44 and 45 of the Act	711 488 044	710 540 013	948 031	1 379 030
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	99.87%	0.13%	0.17%
4. Acquisition of the Company's own shares	710 511 712	710 024 096	487 616	2 355 362
	% of total issued shares	% of shares voted	% of shares voted	% of shares voted
	100%	99.93%%	0.07%%	0.28%

Over 86% of votable shares were represented at the AGM.

The special resolutions will be filed with the Companies and Intellectual Property Commission in accordance with the requirements of the Companies Act, No 71 of 2008.

Remarks by Gold Fields Chair Cheryl Carolus at the Gold Fields AGM, 21 May 2019:
Good afternoon – As has become customary I want to begin this AGM with a few introductory remarks. Let me start out with the issue that is most critical to Gold Fields – safety & health.

Gold Fields continues to show significant progress in improving our safety performance and management practices. During 2018, the fatality rate, the benchmark total recordable injury frequency rate (TRIFR) and the total number of recordable injuries continued their overall improvements of the past few years. At 1.83 incidents per million hours worked, the Gold Fields 2018 TRIFR has improved by 55% since 2014.

The Board shares management's commitment to eliminate all fatalities and serious injuries. It is therefore a major disappointment that we experienced a fatality during 2018. I want to express my sincerest condolences to the family, friends and colleagues of Ananias Mosololi, a load haul dump truck operator at South Deep.

On the health front, the Occupational Lung Disease Working Group, representing the majority of gold mining companies in South Africa, including Gold Fields, reached a historic settlement with attorneys representing ex-mineworkers suffering from silicosis and tuberculosis (TB). The settlement, once approved by the courts, is set to see R5bn (US$380m) dedicated to compensating ex-mine workers suffering from this dreadful disease. Gold Fields' contribution is almost R400m.

Turning to financial and operational matters, Gold Fields' mines performed well during 2018 against a background of a volatile gold price and the heavy investment in growth projects. All mines, except South Deep, met, or improved on, their production and cost guidance and generated sufficient cash to fund the bulk of the investment spend and pay a modest dividend to shareholders. We had to increase our debt to pay for the acquisition of Asanko Gold but our balance sheet remains in good health. We have further strengthened our debt profile with the successful US$1bn raised in new bonds earlier this month (May 2019).

South Deep embarked on a fundamental restructuring in Q3 2018, which saw management close loss-making areas, reduce the cost base and embark on a section 189 retrenchment process. Unfortunately, this meant that we had to retrench just over 1,500 employees and contractors, despite the strong opposition by the unions, which led to a 45-day strike. We could not avoid the retrenchments, as this would have put the sustainability of South Deep, and the remaining 3,500 jobs, at risk.

I believe that the restructuring, the most comprehensive in South Deep's history, will achieve a significant reduction in the cash losses this year and set the mine up for long-term and sustainable growth. So far this year the mine is meeting its targets and we are confident that it will continue doing so.

Developments at Gold Fields in 2018 and in 2019 to date clearly underscore the company's strong, expanding and sustainable global profile. Not only are our production and cash-flow already heavily weighted towards our mines in Australia, Peru and Ghana, we have increased our investment in these countries to enhance sustainability of our business. The key developments here are:

- Our combined US$500m-plus investment over the past two years in the Damang mine in Ghana and the Gruyere project in Australia is beginning to bear fruit in 2019, with the potential to further boost our production and profitability in these regions

- During 2018, we acquired a 45% stake in the highly prospective Asanko gold mine in Ghana, further raising our profile in a jurisdiction in which we have operated for 25 years
- We have successfully completed a feasibility study for the Salares Norte project in Chile and declared a maiden Mineral Reserve. While we await the outcome of the Environmental Impact Assessment, expected in early 2020, we have also asked management to develop a funding plan for the project
- We have extended the life of our Cerro Corona mine in Peru to 2030 and are working on a scoping study with the aim of extending it further to 2040
- Our substantial investments in near-mine exploration at our Australian mines continued to yield good results, with the mines not only making up annual depletion but adding net Mineral Reserves over the past four years

As a result of these developments we expect the production of our portfolio in Australia, Ghana and Peru to approach 2Moz during 2019 and we believe that our global portfolio outside of South Africa will be able to maintain a similar production level over the medium to longer term (at the current gold price). Also noticeable is that until two years ago, just over 70% of our Reserves were held by South Deep. That profile has changed: at the end of 2018, over 40% of the Group's attributable Mineral Reserves were now outside of South Africa.

Not only has the cash generated by our mines enabled us to invest in future growth, but also to create significant value for our key stakeholders. During 2018, Gold Fields' total value distribution to our stakeholders was US$2.7bn in the form of payments to governments, capital providers, business suppliers and our workforce.

A particular focus in 2018 was strengthening our relations with host communities, whose partnership is critical in sustaining our mines. During 2018, almost a quarter of our total value creation, almost US$700m, remained in our host communities through focused job creation, procurement and investment in Shared Value projects. Carmen Letton will expand on this in her SET Report back just now.

Before I conclude, I want to welcome Phuti Mahanyele-Dabengwa. She joined the Gold Fields Board in September last year and this is her first AGM. With these brief remarks let us please proceed with the order of business.

Remarks by the Chair of the Gold Fields Social, Ethics and Transformation Committee, Dr Carmen Letton, at the Gold Fields AGM, 21 May 2019:
Good afternoon Shareholders, members of the Gold Fields board and management team and other guests

This is my first report back as Chair of the Social, Ethics, and Transformation committee of Gold Fields. It's a great honour and I want to pay tribute to my predecessor, Don Ncube, who retired from the Board at last year's AGM. Don set the tone and culture for this committee and has provided a sound platform on which my fellow directors and I can build. He was energised and passionate in handing over, driving us to lead on modern policy and practices and building strong foundations. He left me with foundations that I constantly refer to and use. So a personal thank you to Don, who is not here today.

Let's talk a little about our foundations. This committee has a wide-ranging mandate built around a number of responsible business practices. We focus on:

- Social and economic development
- Good corporate citizenship
- Sound stakeholder relations with our workforce, communities, governments and investors
- Labour and employment practices
- Transformation
- Communication, reputation and branding

Our 2019 key strategic themes are drawn from these:

- Globalisation of our SET Leading Practices with a focus on execution across all regions
- Diversity and Inclusion with a focus on Youth, Previously Disadvantaged groups and Women
- Communication and Branding to ensure that we improve our stakeholder perceptions, strengthen our brand and talk openly about collaboration, strategy and outcomes.

It is the responsibility of this Committee to ensure that Gold Fields carries out these practices in line with industry-leading guidelines, including the principles of the UN Global Compact, the ten ICMM Principles as well as ILO Conventions.

Stakeholder engagement is at the heart of Gold Fields' activities. The Committee makes sure that the company engages its stakeholders, discusses and negotiates key decisions with them before implementation, mitigates any adverse environmental and social impacts and, most critically, shares the benefits of mining with them.

During 2018 Gold Fields generated revenue of almost US$2.6 billion, which was distributed to key stakeholders as follows:

- Our workforce: US$442 million
- Our capital providers and shareholders: US$147 million
- Governments, in the form of taxes and royalties: US$283 million
- Our business partners: US$1.82 billion
- Our communities in the form of Socio-Economic Development spending and Shared Value projects: US$26 million

However, our investment in communities goes well beyond socio-economic development and compliance spending. Over the past few years we have asked Gold Fields to prioritise sharing the value we create with the communities surrounding our mines. The focus is to alleviate unemployment and create sustainable economies through community employment and procurement. We are making considerable progress, and at the end of 2018, 56% of our workforce, or 9,259 people, were members of our host communities. Furthermore, 27% of total supplier spend was with enterprises from these communities. Quantifying this impact across Gold Fields shows that we distribute 25% of our total value creation – the equivalent of US$690 million – in our host communities. This is significant and our management teams at the mines have been incentivised to achieve further sustainable host community job creation and procurement.

It is also critical to mention that our community investment projects provide significant shared value both to our operations and our communities. As I am speaking the finishing touches are being applied to Gold Fields' largest infrastructure investment to date: the US$26m public road between Tarkwa and Damang in Ghana. Not only will this make transport between our two mines faster and safer, it created community jobs during construction and offers almost 100,000 affected residents easier access to schools, markets and public facilities.

Similarly, at our Cerro Corona mine in Peru, we have spent almost US$3 million over the past three years on improving water supply to the host communities. This has provided a large majority of residents access to clean potable water.

Turning to one of our most critical stakeholders, our employees and contractors. Our workforce is structured to support the delivery of immediate and long-term strategic objectives so that our mines can continue to operate sustainably and profitably. During 2018, the two most significant people-related developments were the restructuring exercise and related strike action at South Deep, as well as the transition from owner to contractor mining at Tarkwa. Due to the workforce restructuring at these mines, Gold Fields' overall workforce numbers dropped 5% from 18,594 in 2017 to 17,611 in 2018. The number of direct employees declined by 37% to 5,601, while the number of contractors rose 23% to 12,010.

The retrenchment of 1,082 employees and 420 contractors at South Deep was particularly painful. The retrenchments were opposed by the majority union, however, management was left with little option to this course of action. The mine was losing R100 million a month and, had we not proceeded with the retrenchments, the long-term sustainability of the mine and the remaining 3,500 jobs would have been at risk.

At Tarkwa, the maturity of the mine and the accompanying costs would have made the previous owner mining model unsustainable. While the switch to contractor mining was opposed by the union, all 2,100 affected employees received generous retrenchment benefits in line with Ghanaian labour laws. Almost 80% of them were rehired by the two contractors, with most coming from our host communities. We continued to focus on building a more diverse and inclusive workforce, with particular emphasis on employing women, residents from our host communities and, in South Africa, historically

disadvantaged people. This forms a key pillar of the SET and HR strategy. A diversity policy was approved by the Board during the year. In addition to increasing the attraction and retention of female employees, this policy also emphasises the importance of ensuring that all people are treated with dignity and respect. Since last year's AGM the Committee also approved:
- A new Group Sexual Harassment Policy
- An updated Group Disciplinary and Grievance Policy
- An updated Human Rights policy
- A new Materials and Supply Chain Stewardship Policy

Gold Fields remains committed to the training and development of employees. In the past five years the company has invested US$77 million in human resources development programs which inter alia consist of on-the-job skills training, learnerships, apprenticeships, and the training of artisans.
I would like to express my deep appreciation and gratitude to my co-directors and Gold Fields' management teams for their support in ensuring that the Social, Ethics and Transformation Committee meets its key compliance and transformation performance objectives. By doing so we contribute to strengthening our social licence to operate and, ultimately, the success of Gold Fields.

22 May 2019
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 22 May 2019

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland

Title: Chief Executive Officer